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As filed with the Securities and Exchange Commission on December 29, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

1st COLONIAL BANCORP, INC.
(Exact name of Registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	01-0715542 (I.R.S. Employer Identification Number)
1040 Haddon Avenue, Collingswood, New Jersey (Address of Principal Executive Offices)	08108 (Zip Code)
1st COLONIAL BANCORP, INC. EMPLOYEE STOCK OPTION PLAN (Full title of the plan)
Copies to:
Gerard M. Banmiller President and Chief Executive Officer 1st Colonial Bancorp, Inc. 1040 Haddon Avenue Collingswood, New Jersey 08108 (856) 858-1100	Edward C. Hogan, Esquire Stevens & Lee 1415 Route 70 East Suite 506 Cherry Hill, New Jersey 08034 (856) 354-9200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of securities to registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)

Common stock, no par value	75,000	$11.48	$861,000	$69.66

(1)
Based on the maximum number of shares of the Registrant's common stock, no par value per share, authorized for issuance under the Plan set forth above. Pursuant to Rule 416(a), this registration statement also covers additional securities that may be offered as a result of stock dividends, stock splits or similar transactions.

(2)
Estimated pursuant to Rule 457(c) and (h)(1) solely for the purpose of calculating the amount of the registration fee. Amount is based upon the average of the bid and asked prices for a share of the Registrant's common stock on December 24, 2003.

PART II

Item 3.    Incorporation of Documents by Reference.

        In this Registration Statement, "we," "us," and "our" refer to 1st Colonial Bancorp, Inc.

        The following documents filed with the Securities and Exchange Commission (the "SEC") are incorporated by reference in this Registration Statement and made a part hereof:

  (a)
  our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002;

  (b)
  our Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

  (c)
  our Current Reports on Form 8-K filed with the SEC on August 6, 2003 and October 21, 2003; and

  (d)
  all other documents filed by us after the date of this Registration Statement under Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment to the Registration Statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and part of this Registration Statement from the date of filing of such documents.

Item 4.    Description of Securities.

        Our authorized capital stock consists of 5,000,000 shares of common stock without par value, and 1,000,000 shares of preferred stock having such par value as our board of directors shall fix and determine. As of November 10, 2003, there were 1,345,733 shares of common stock issued and outstanding and no shares of preferred stock issued or outstanding. There are no other shares of capital stock authorized, issued or outstanding. Other than the warrants described below and the stock options granted under our employee stock option plan and our stock option plan for non-employee directors, there are no options, warrants, or other rights to acquire our common or preferred stock authorized, issued or outstanding.

Common Stock

        Except as described below, each share of common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock.

        Voting Rights.    Prior to the issuance of any preferred stock which may possess voting rights, the holders of the common stock will possess exclusive voting rights in 1st Colonial Bancorp, Inc. Except for the limitation on the right of a person or group acting in concert to vote shares with voting power in excess of 10% (see "Antitakeover Provisions" below), each holder of shares of common stock is entitled to one vote for each share held on matters upon which shareholders have the right to vote. Shareholders are not entitled to cumulate their votes for the election of directors.

        Dividends.    We presently intend to retain earnings for the foreseeable future to support our growth. Accordingly, we do not anticipate paying cash dividends to shareholders for the foreseeable future.

        Under the Pennsylvania Business Corporation Law, we may only pay dividends if we are solvent and if payment of such dividends would not render us insolvent. Because the sole material asset of 1st Colonial Bancorp is the common stock of the Bank, funds for dividend distribution must initially come from dividends paid to us by the Bank. Therefore, the restrictions on the Bank's ability to pay dividends are indirectly applicable to us. The Bank's ability to pay dividends is restricted by banking regulations.

        Preemptive Rights; Redemption.    Holders of our common stock are not entitled to preemptive rights with respect to any shares of common stock that may be issued in the future. The common stock will not be subject to redemption. All outstanding common stock is fully paid and nonassessable.

        Liquidation.    In the event of our liquidation, dissolution, or winding up, after payment of all of our debts and liabilities and payment of any liquidation preference plus accrued dividends applicable to any outstanding shares of preferred stock, the holders of common stock would be entitled to receive all assets available for distribution in cash or in kind.

        Transfer.    Shares of common stock are freely transferable, except for shares that are held by affiliates of 1st Colonial Bancorp. Those shares may be transferred in accordance with the requirements of Rule 144 of the Securities Act of 1933.

Preferred Stock

        We are authorized, without shareholder approval, to issue preferred stock or rights to acquire preferred stock, and to fix and state voting powers, designations, preferences or other special rights of these shares or rights, and their qualifications, limitations and restrictions. The preferred stock may rank prior to the common stock as to dividend rights or liquidation preferences, or both, and may have full or limited voting rights. The Board of Directors has no present intention to issue any shares of preferred stock.

Warrants

        At September 30, 2003, there are outstanding warrants to purchase 358,784 shares of our common stock. Of these warrants, warrants to purchase 92,400 shares at a purchase price of $10.04 per share were issued in June 2000 (the "2000 Warrants") and expire on June 29, 2005. The remaining warrants were issued in December 2002 (the "2002 Warrants") and entitle the holders to purchase 266,384 shares of common stock at a purchase price of $9.14 per share. These warrants expire on December 16, 2005. All of the outstanding warrants are freely tradable without the common stock, except that the issuance of the 2000 Warrants was not registered under the Securities Act of 1933, and therefore the 2000 Warrants are restricted securities and may only be sold in accordance with Rule 144 under that Act. Any warrant not exercised on or before the expiration date will expire and will not thereafter be exercisable. Warrant holders do not have the rights and privileges of holders of our common stock.

        If a market for any of the warrants develops, the holder may sell their warrants instead of exercising them. There can be no assurance that a market for the warrants will develop, or if developed, that it will continue.

        The number of shares purchasable upon exercise and the exercise price of each warrant will be proportionately adjusted upon the occurrence of certain events, including stock dividends, stock splits, reclassification and reorganizations.

        The 2000 Warrants are represented by agreements between 1st Colonial Bancorp and the holders of these warrants. In contrast, the 2002 Warrants are represented by certificates indicating the total number of shares for which the warrant is exercisable. Warrant certificates may be exchanged for new certificates of different denominations, and may be exercised or transferred by presenting them to StockTrans, Inc. (the "Warrant Agent").

        The 2002 Warrants are issued and governed by a warrant agreement between 1st Colonial Bancorp and the Warrant Agent. The 2002 Warrant certificates provide that 1st Colonial Bancorp and the Warrant Agent may, without the consent of the warrant holders, make changes in the warrant agreement that are required by reason of any ambiguity, manifest error or other mistake in the warrant agreement or warrant certificate, or that do not adversely affect or change the interest of the holders of the 2002 Warrants.

Antitakeover Provisions

        Our articles of incorporation and bylaws contain provisions which serve to entrench management and may have the effect of deterring or discouraging an unsolicited tender offer for our stock or a proxy contest to obtain control of our board of directors. These provisions:

  •
  prohibit ownership and voting of shares having in excess of 10% of the total voting power of our outstanding capital stock;

  •
  divide our board of directors into three classes serving staggered three-year terms;

  •
  require that shares of our capital stock with at least 80% of total voting power approve mergers and other similar transactions in which we would not be the surviving or controlling entity;

  •
  require any person who acquires our capital stock with voting power of 25% or more offer to purchase for cash all remaining shares of our capital stock at the highest price paid for shares of our capital stock during the preceding year, unless 80% or more of our board of directors approves our acquisition by such person;

  •
  eliminate cumulative voting in elections of directors;

  •
  require that a person must have been a shareholder of 1st Colonial Bancorp and/or 1st Colonial National Bank for at least three years before he or she can be elected to the board of directors;

  •
  prohibit shareholder action without a meeting and prohibit shareholders from calling a special meeting of shareholders;

  •
  in certain instances, require that shares of our capital stock with at least 80% of total voting power approve the repeal or amendment of our articles of incorporation;

  •
  provide that, unless approved by an affirmative vote of at least 80% of the members of the Board of Directors, the bylaws can only be amended by an affirmative vote of shareholders entitled to cast at least 66 2/3%, or in certain cases 80%, of all votes which shareholders are entitled to cast; and

  •
  require advance notice of shareholder nominations for the election of directors and of any other shareholder proposals for the agenda at any meetings of our shareholders.

        These provisions may serve to entrench management and may discourage a takeover attempt that you may consider to be in your best interest or in which you would receive a substantial premium over the current market price. These provisions may make it extremely difficult for any one person or group of affiliated persons to acquire voting control of 1st Colonial Bancorp, with the result that it may be extremely difficult to bring about a change in our board of directors or management. Some of these provisions also may tend to perpetuate present management because of the additional time required to cause a change in the control of the board. Other provisions render it difficult for shareholders owning less than a majority of the voting stock to be able to elect even a single director.

        The Pennsylvania Business Corporation Law also contains certain provisions applicable to us that may have the effect of impeding a change in control. These provisions, among other things:

  •
  require that, following any acquisition of 20% of a public corporation's voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from the acquiring person or group in an amount equal to the "fair value" of the shares, including an increment representing a proportion of any value payable for control of the corporation;

  •
  prohibit for five years, subject to certain exceptions, a "business combination," which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets, with a shareholder or group of shareholders beneficially owning 20% or more of a public corporation's voting power;

  •
  allow our board of directors to consider the effects of a transaction on employees and the communities we serve, as well as our shareholders, in determining whether a certain action is in our best interests;

  •
  provide that our board of directors, in considering the best interests of 1st Colonial Bancorp or the effects of any action, need not consider the interests of any particular group affected by such action as dominant or controlling;

  •
  provide that our directors, in order to satisfy the presumption that they have acted in our best interests, need not satisfy any greater obligation or higher burden of proof for actions relating to an acquisition or potential acquisition of control;

  •
  provide that actions relating to acquisitions of control that are approved by a majority of "disinterested directors" are presumed to satisfy the directors' standard of care, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

  •
  provide that our directors have a fiduciary duty solely to 1st Colonial Bancorp and we may enforce such duty, or one of our shareholders may enforce such duty solely in a derivative action.

        The Pennsylvania Business Corporation Law explicitly provides that the fiduciary duty of directors does not require directors to:

  •
  redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;

  •
  render inapplicable, or make determinations under, provisions of the Pennsylvania Business Corporation Law relating to control transactions, business combinations, control share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or

  •
  act as the board of directors, a committee of the board or an individual director solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition.

        One effect of these provisions may be to make it more difficult for a shareholder to successfully challenge the actions of our board of directors in a potential change in control context. Pennsylvania case law appears to provide that the fiduciary duty standard under the Pennsylvania Business Corporation Law grants directors the statutory authority to reject or refuse to consider any potential or proposed acquisition of the corporation.

Item 5.    Interest of Named Experts and Counsel.

        Not applicable.

Item 6.    Indemnification of Directors and Officers.

        Our bylaws provide that, except as provided below, we must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (including, without limitation, actions by or in the right of the corporation), by reason of the fact that such person is or was a director or officer of 1st Colonial Bancorp, or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), amounts paid in settlement, judgments, and fines actually and reasonably incurred by such person in connection with such action, suit, or proceeding. However, we are not permitted under Pennsylvania law to indemnify any person if the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

        The bylaws also provide that the members of our board of directors shall not be liable for monetary damages for any action taken or any failure to take any action unless the director has breached or failed to perform the duties of his office and the breach or failure to perform constitutes self-dealing. This bylaw provision does not eliminate or limit the responsibility or liability of any director under any criminal statute, nor does it eliminate or limit the liability of any director for the payment of taxes according to local, state or federal law.

        Our directors and officers are also insured against certain liabilities for their actions, as such, by an insurance policy obtained by us.

Item 7.    Exemption from Registration Claimed.

        Not Applicable.

Item 8.    Exhibits.

Number	Title
4.1	Articles of Incorporation of 1st Colonial Bancorp, Inc., as amended (Incorporated by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003.)
4.2	Bylaws of 1st Colonial Bancorp, Inc. (Incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement No. 333-84114 on Form S-4.)
4.3
Form of certificate evidencing shares of 1st Colonial Bancorp, Inc. Common Stock (Incorporated by reference to Exhibit 4.1 to 1st Colonial Bancorp, Inc.'s Registration Statement No. 333-84114 on Form S-4.
5.1	Opinion of Stevens & Lee, P.C.
23.1	Consent of Stevens & Lee, P.C. (included in Exhibit 5.1).
23.2	Consent of KPMG LLP
24.1	Powers of Attorney of Directors and Officers (included on signature page)
99.1	1st Colonial Bancorp, Inc. Employee Stock Option Plan (Incorporated by reference to Exhibit 10.9 of the Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003.)

Item 9.    Undertakings.

        (a)   The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii)  To include any additional or changed material information on the plan of distribution.

        Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)   For determining liability under the Securities Act of 1933, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time as the initial bona fide offering.

          (3)   To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-8 and has authorized this registration statement to be signed on its behalf by the undersigned in the Borough of Collingswood, State of New Jersey on November 28, 2003.

1ST COLONIAL BANCORP, INC.
By:	/s/ GERARD M. BANMILLER Gerard M. Banmiller President and Chief Executive Officer

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gerard M. Banmiller, James E. Strangfeld, or Edward C. Hogan, Esquire and each of them, his true and lawful attorney-in-fact, as agent with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacity, to sign any or all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to such attorney-in-fact and agents full power and authority to do and perform each and every act and this requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement was signed below by the following persons and in the capacities and on the dates stated.

Signature	Title	Date

/s/ LINDA M. ROHRER Linda M. Rohrer	Chairman of the Board	November 18, 2003
/s/ GERARD M. BANMILLER Gerard M. Banmiller	President, Chief Executive Officer (Principal Executive Officer), and Director	November 28, 2003
Letitia G. Colombi	Director
/s/ THOMAS A. CLARK, III Thomas A. Clark, III	Director	November 18, 2003
/s/ GERALD J. DEFELICIS Gerald J. DeFelicis	Director	November 18, 2003
/s/ JOHN J. DONNELLY, IV John J. Donnelly, IV	Director	November 18, 2003
/s/ EDUARDO F. ENRIQUEZ Eduardo F. Enriquez	Director	November 18, 2003
/s/ STANLEY H. MOLOTSKY Stanley H. Molotsky	Director	November 18, 2003
/s/ ROBERT C. FAIX Robert C. Faix	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 28, 2003

EXHIBIT INDEX

Number	Title	Page Number
4.1	Articles of Incorporation of 1st Colonial Bancorp, Inc., as amended (Incorporated by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003.)
4.2	Bylaws of 1st Colonial Bancorp, Inc. (Incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement No. 333-84114 on Form S-4.)
4.3
Form of certificate evidencing shares of 1st Colonial Bancorp, Inc. Common Stock (Incorporated by reference to Exhibit 4.1 to 1st Colonial Bancorp, Inc.'s Registration Statement No. 333-84114 on Form S-4).
5.1	Opinion of Stevens & Lee, P.C.
23.1	Consent of Stevens & Lee, P.C. (included in Exhibit 5.1).
23.2	Consent of KPMG LLP
24.1	Powers of Attorney of Directors and Officers (included on signature page)
99.1	1st Colonial Bancorp, Inc. Employee Stock Option Plan(Incorporated by reference to Exhibit 10.9 of the Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003.)

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PART II
  Item 3. Incorporation of Documents by Reference.
  Item 4. Description of Securities.
  Item 5. Interest of Named Experts and Counsel.
  Item 6. Indemnification of Directors and Officers.
  Item 7. Exemption from Registration Claimed.
  Item 8. Exhibits.
  Item 9. Undertakings.
SIGNATURES
EXHIBIT INDEX